SEC 05039234 COMMISSION 9

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SEC FILE NUMBER
8-52954

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

PROCESSED MAR 31 2005 THOMSON FINANCIAL

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StateTrust Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Brickell Avenue, Suite 103
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Cimbal (305) 921-8100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 South Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

PROCESSED MAR 3 2005 FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, David Vurgait, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Trust Investments Inc, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Lourdes Ponte
Commission # DD 055907
Expires Sep. 10, 2005
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATETRUST INVESTMENTS, INC.

REPORT PURSUANT TO RULE 17a-5 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2004

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
StateTrust Investments, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of StateTrust Investments, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StateTrust Investments, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin & Co.

Miami, Florida
January 31, 2005

STATETRUST INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH	$	588,974
SECURITIES OWNED, AT MARKET (NOTE 5)		550,942
RECEIVABLE FROM BROKER (NOTE 5)		14,804
DUE FROM AFFILIATE (NOTE 2)		1,065,054
DEPOSIT AT CLEARING BROKER		100,000
	$	2,319,774

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Securities sold, but not yet purchased, at market (Note 5)	$	196,241
Accounts payable and accrued liabilities		19,001
Total liabilities		215,242
STOCKHOLDER'S EQUITY		2,104,532
	$	2,319,774

See accompanying notes.

STATETRUST INVESTMENTS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES		
Commissions (Note 2)	$	3,880,896
Net trading gain		53,174
Interest and dividends		85,183
Other income		289,268
Total revenues		4,308,521
EXPENSES		
Clearing costs		288,890
Commissions (Note 2)		849,673
Compensation		67,168
Insurance		3,396
Interest (Note 5)		25,989
Licenses, taxes and registrations		13,598
Management fees (Note 2)		2,100,000
Other		45,206
Professional fees		19,300
Referral fees (Note 2)		393,926
Taxes - other		3,287
Telephone, communications and quotations		56,665
Total expenses		3,867,098
NET INCOME	$	441,423

See accompanying notes.

STATETRUST INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock $0.001 par value: 2,000,000 shares authorized, 1,842,053 shares issued and outstanding	Additional Paid-in Capital	Accumulated Deficit	Total
Balances - January 1, 2004	$ 1,753	$ 2,173,742	$(555,382)	$ 1,620,113
Issuance of common stock for cash	67	162,483	-	162,550
Issuance of common stock for services	28	67,140	-	67,168
Redemption of common stock	(10)	(54,009)	-	(54,019)
Distributions to stockholders*	-	-	(132,703)	(132,703)
Net income	-	-	441,423	441,423
Balances - December 31, 2004	**$ 1,838**	**$ 2,349,356**	**$(246,662)**	**$ 2,104,532**

* The distributions to stockholders occurred prior to the common stock tax free exchange described in Note 1.

See accompanying notes.

STATETRUST INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	441,423
Adjustments to reconcile net income to net cash provided by operating activities:		
Issuance of common stock for services		67,168
Changes in operating assets and liabilities:		
Securities owned, at market		723,326
Receivable from broker		258,800
Deposit at clearing broker	(	100,000)
Other assets		5,422
Securities sold, but not yet purchased, at market	(	93,394)
Payable to broker	(	360,575)
Accounts payable and accrued liabilities		4,001
Total adjustments		504,748
Net cash provided by operating activities		946,171
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net advances to affiliates	(	514,621)
Net cash used in investing activities	(	514,621)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Redemption of common stock	(	54,019)
Issuance of common stock		162,550
Distributions to stockholders	(	132,703)
Net cash used in financing activities	(	24,172)
NET INCREASE IN CASH		407,378
CASH - BEGINNING		181,596
CASH - ENDING	$	588,974
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	25,989
Income taxes paid	$	-
Supplemental Disclosure of Non-Cash Investing and Financing Activities:		
During 2004, the Company issued 27,641 shares of common stock in exchange for services	$	67,168

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

StateTrust Investments, Inc., (the Company) incorporated under the laws of the state of Delaware on April 14, 2000, is a broker of various types of equity, debt, and mutual fund securities and option contracts. The Company primarily acts in an agency capacity, buying and selling securities for its customers, both foreign and domestic, and charging a commission. Approximately 80% of the Company's customers are located in Latin America. The Company also trades equity securities for its own account and on a riskless principal basis, fixed income securities.

In August 2004, the stockholders of the Company exchanged their common stock through a tax free exchange for membership units in StateTrust Group, LLC (the Parent). Thus the Company became a wholly-owned subsidiary of the Parent. The Company received approval for this transaction from the National Association of Securities Dealers (NASD) and signed a new membership agreement in 2005.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions and related commissions and clearing costs are reported on a trade date basis. The resulting difference between cost and market is included in the statement of operations.

Cash

The Company, during the course of operations, maintains cash balances in excess of federally insured limits.

Income Taxes

The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109, which requires a liability approach to calculating deferred income taxes. Under this method, the Company records deferred taxes based on temporary differences between the tax basis of the Company's assets and liabilities and their financial reporting basis. A valuation allowance is established when it is more likely than not that some or all of the deferred tax assets will not be realized. Management's valuation procedures consider projected utilization of deferred tax assets prospectively over the next several years, and continually evaluate new circumstances surrounding the future realization of such assets. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are decreased.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivative Instruments

The following information is presented in compliance with Financial Accounting Standards Board Statement 133, "Accounting for Derivative Instruments and Hedging Activities", which requires disclosures with respect to the purpose of and risks associated with using derivatives.

The Company invests in equity-related derivative contracts (derivatives) primarily options. In the normal course of business, the Company enters into derivative contracts for trading purposes, and sometimes as a hedge of other securities market risks. Typically, derivative contracts serve as components of the Company's investment strategies and are utilized primarily to structure the portfolio or individual investments to economically match the investment objectives of the Company.

Generally the Company purchases and sells equity put and call options. Options represent the opportunity to sell or buy the underlying equity securities at specified prices and future dates.

The Company's exposure to credit risk associated with counterparty nonperformance on any derivatives that are not exchange traded is typically limited to the unrealized gains reported as assets associated with such contracts. Generally, the Company trades in only exchange traded derivatives.

Interest and Dividend Income Recognition

Interest income is recognized on the accrual basis of accounting and is recorded as it is earned. Dividend income is recognized on the ex-dividend date.

Advertising

Advertising costs are expensed as incurred. Advertising expenses amounted to $132,998 for the year ended December 31, 2004.

NOTE 2. RELATED PARTY TRANSACTIONS

Management Agreement

The Company has entered into a management agreement with an entity (Affiliate) that is related to the Company by virtue of common ownership. At December 31, 2004, there was $1,065,054 due from the Affiliate, unsecured and due on demand. During 2004 the Company made net advances to the Affiliate of $613,981 and earned clearing and execution fees of $69,210 on client accounts that the Affiliate manages.

The Affiliate receives a management fee in consideration of rent, utilities, salaries, telephone, equipment, furniture and fixtures, postage, office supplies, and other general administrative and office expenses paid on behalf of the Company. For the year ended December 31, 2004 the Company had incurred $2,100,000 in management fees and is comprised of the following:

Advertising	$	132,998
Depreciation		62,702
Courier and Postage		32,187
Education and Training		8,879
Software Licensing Fees		61,532
Insurance		103,918
Professional Fees		195,642
Taxes, License & Permits		9,691
Travel		99,445
Meals and Entertainment		16,394
Office Supplies		45,838
Miscellaneous/Charity		46,543
Printing and Reproduction		31,654
Rent		182,225
Software		132,867
Utilities		159,871
Salaries		777,614
	$	2,100,000

Common Paymaster Agreement

Pursuant to a common paymaster agreement, the Company reimburses an affiliate that is related by virtue of common ownership for payments of commissions and referral fees paid on its behalf to registered brokers and foreign referral brokers of the Company.

NOTE 2. RELATED PARTY TRANSACTIONS (Continued)

Common Paymaster Agreement (continued)

The Company has registered representatives who are related to former stockholders or are former stockholders. These registered representatives commissions' accounted for 94% of total commissions of $849,673.

The Company has referral brokers who are former stockholders that refer clients to the Company's registered representatives. The referral brokers fees accounted for 79% of total referral fees of $393,926.

Distribution Agreement

Pursuant to a distribution agreement dated July 17, 2003, the Company is the exclusive agent for the distribution of shares of the Ashport Mutual Funds (Funds). The Company is related to the Funds as it has common management. These Funds operate as diversified open-end management investment companies.

During 2004, the Company executed trades for the Funds, generating commission income and sales charges for the Company in the amount of $1,308,805. At December 31, 2004, there where no amounts due from the Funds.

Insurance Company

The Company is related to an insurance company by virtue of common ownership. During 2004, there was a repayment of $99,360 that was due from the insurance company and there was $156,127 of commissions income earned from brokerage activity on proprietary accounts of the insurance company.

NOTE 3. INCOME TAXES

The deferred tax asset at December 31, 2004 approximates $36,000, and results primarily from net operating loss carryforwards. This asset was offset by a valuation allowance of the same amount which had a net decrease during the year of $154,000. The net operating loss carryforwards of approximately $96,000 expire in the years 2021 to 2023.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2004, the Company's "Net Capital" was $956,837 which exceeded requirements by $706,837, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.02 to 1.

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by Pershing, whose main office is located in New Jersey. At December 31, 2004, the receivable from broker is with this brokerage firm. In addition, the securities owned are held by this brokerage firm.

The Company switched to this clearing broker in April 2004. Prior to such date the clearing service was provided by Correspondent Services Corporation.

Interest expense related to margin balances and fixed income securities sold, but not yet purchased for the year ended December 31, 2004, amounted to $25,989.

Securities Sold, But Not Yet Purchased

Securities sold, but not yet purchased aggregate $196,241 at December 31, 2004. Subsequent market fluctuations may require the Company to purchase these securities at prices which exceed the carrying value in the accompanying financial statements.

Other Off-Balance Sheet Risks

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

SUPPLEMENTARY INFORMATION

STATETRUST INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
AND RECONCILIATION TO COMPANY'S CORRESPONDING UNAUDITED
FORM X-17A-5, PART IIA FILING
DECEMBER 31, 2004

CREDITS		
Stockholder's equity	$	2,104,532
DEBITS		
Due from Affiliate		1,065,054
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		1,039,478
HAIRCUTS ON SECURITY POSITIONS		82,641
NET CAPITAL		956,837
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $250,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $19,001		250,000
EXCESS NET CAPITAL	$	706,837
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.02 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	19,001

RECONCILIATION WITH COMPANY'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2004

Net capital as reported in Company's Part IIA (unaudited) Focus report	$	924,476
Net audit adjustments (primarily arising from trade date adjustment)		52,099
Increase in non-allowable assets	(	19,738)
Net capital per above	$	956,837

See Independent Auditors' Report.

STATETRUST INVESTMENTS, INC.
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF
RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2004

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements.

See Independent Auditors' Report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
StateTrust Investments, Inc.
Miami, Florida

In planning and performing our audit of the financial statements and supplementary information of StateTrust Investments, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Miami, Florida
January 31, 2005